UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

On August 20, 2025, I-Mab (the “Registrant”) issued a press release announcing financial results for the three and six months ended June 30, 2025, which is furnished herewith as Exhibit 99.1.

The information in this report on Form 6-K, including the information contained in exhibit 99.1 to this report on Form 6-K, shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File Nos. 333-239871, 333-265684, 333-256603, and 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – I-Mab Reports Second Quarter 2025 Financial Results and Provides Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: August 20, 2025